Exhibit 99.2

GOLDCORP ANNOUNCES VOTING RESULTS FROM ANNUAL SHAREHOLDERS

MEETINGS

Vancouver, British Columbia, April 26, 2018 – GOLDCORP INC. (TSX: G, NYSE: GG) (“Goldcorp” or the “Company”) announces the voting results for the election of its Board of Directors, which took place at the Company’s Annual and Special Meeting held on April 25, 2018. The nominees listed in the management proxy circular dated March 12, 2018 were elected as directors of Goldcorp at the meeting. Detailed results of the votes are set out below:

	Outcome of the Vote	Votes by Ballot and Virtual Audience
		Votes For	Votes Withheld
(a) Beverley A. Briscoe	Elected	495,156,008	22,492,258
		95.65%	4.35%
(b) Matthew Coon Come	Elected	512,130,566	5,517,700
		98.93%	1.07%
(c) Margot A. Franssen, O.C.	Elected	498,226,019	19,422,247
		96.25%	3.75%
(d) David A. Garofalo	Elected	510,986,664	6,661,602
		98.71%	1.29%
(e) Clement A. Pelletier	Elected	511,946,077	5,702,189
		98.90%	1.10%
(f) P. Randy Reifel	Elected	443,151,251	74,497,015
		85.61%	14.39%
(g) Charles R. Sartain	Elected	498,063,375	19,584,891
		96.22%	3.78%
(h) Ian W. Telfer	Elected	445,995,064	71,653,202
		86.16%	13.84%
(i) Kenneth F. Williamson	Elected	480,348,968	37,299,298
		92.79%	7.21%

GOLDCORP INC. Suite 3400 – 666 Burrard Street, Vancouver, BC V6C 2X8 T: (604) 696-3000 www.goldcorp.com	1
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At the Annual and Special Meeting, the shareholders of the Company also approved: (i) the appointment of the auditors and authorized the directors to fix their remuneration, and (ii) a non-binding advisory resolution accepting the Company’s approach to executive compensation. The voting results on each resolution are set out below:

Appointment of Auditor
Outcome of the Vote	Votes by Ballot and Virtual Audience
	Votes For	Votes Withheld
Carried	583,056,222	6,884,975
	98.83%	1.17%

Say-On-Pay Advisory Vote
Outcome of the Vote	Votes by Ballot and Virtual Audience
	Votes For	Votes Withheld
Carried	477,556,311	40,124,748
	92.25%	7.75%

The Company also announced that Blanca Treviño has retired from the Board of Directors.

“On behalf of the Board of Directors and everyone at Goldcorp, I want to sincerely thank Blanca for her service to the company as a Director and I look forward to continuing to work with her as the first member of our International Advisory Committee,” said Ian Telfer, Chairman of Goldcorp.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACT
Shawn Campbell Director, Investor Relations Telephone: (800) 567-6223 E-mail: info@goldcorp.com	Christine Marks Director, Corporate Communications Telephone: (604) 696-3050 E-mail: media@goldcorp.com

GOLDCORP INC. Suite 3400 – 666 Burrard Street, Vancouver, BC V6C 2X8 T: (604) 696-3000 www.goldcorp.com	2

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